Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

AUGUST 20, 2015 / 1:00PM, CYBX - Q1 2016 Cyberonics, Inc. Earnings Call

CORPORATE PARTICIPANTS

Dan Moore Cyberonics, Inc. - President and CEO

Greg Browne Cyberonics, Inc. - SVP of Finance and CFO

Rohan Hoare Cyberonics, Inc. - SVP and COO

CONFERENCE CALL PARTICIPANTS

Raj Denhoy Jefferies LLC - Analyst

Scott Schaefer William Blair & Company - Analyst

Charles Haff Craig-Hallum Capital Group - Analyst

Steve Brozak WBB Securities - Analyst

Jeff Chu Canaccord Genuity - Analyst

Scott Bardo Berenberg Bank - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Cyberonics Q1 fiscal year 2016 earnings conference call. My name is Kat and I will be the operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. (Operator Instructions).  As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Mr. Dan Moore, President and Chief Executive Officer. Please proceed.

Dan Moore - Cyberonics, Inc. - President and CEO

Thank you, Kat, and welcome to Cyberonics’ fiscal 2016 first-quarter conference call. Joining me today are Rohan Hoare, our Chief Operating Officer; and Greg Browne, our Chief Financial Officer. Greg will summarize the Safe Harbor statement and provide detailed financial information. I will provide an overview of our results and also an update on the current status of our proposed merger with Sorin. Rohan will cover additional details on our business.

Greg?

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Thank you, Dan. This presentation and conference call includes forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terminology, including may, believe, will, expect, anticipate, estimate, plan, intend, and forecast or other similar words. Statements in this presentation are based on information presently available to us and assumptions that we believe to be reasonable.

Investors are cautioned that all such statements involve risks and uncertainties, and forward-looking statements in this presentation include statements concerning completing our proposed merger transactions with Sorin SPA; achieving consistent growth in new patient and replacement unit sales, revenue and profitability worldwide; and achieving clinical regulatory product development, and market development projects and goals. Our actual results may differ materially.

For a detailed discussion of the factors that may cause our actual results to differ, please refer to our most recent filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended April 24, 2015. Just before I turn the call over to Dan, please note that we are experiencing a severe electrical storm, which may affect our power. If the call is interrupted, we will resume the call as soon as possible.

Dan?

Dan Moore - Cyberonics, Inc. - President and CEO

Thanks, Greg, and good morning. The worldwide Cyberonics team achieved strong financial results during the first quarter. A key highlight was the significant adoption of our newest product, the AspireSR generator. In addition,  substantial progress has been made on our planned merger.

The financial highlights for the first quarter of fiscal 2016 compared to the first quarter of fiscal 2015 include record worldwide sales of $81 million, representing a constant currency growth of approximately 14%; record US sales of $68 million, an increase of 15%; record US unit sales of 2,664 generators; record worldwide unit sales of 3,837 generators; record adjusting income from operations of $28 million, an increase of 26%; and record adjusted EPS of $0.72, an increase of 36%.

Before turning the call over to Rohan and Greg, let me provide an update on the planned merger with Sorin. There continues to be significant effort and progress from both organizations with regulatory filings and integration planning. We have announced the name of the new combined company, LivaNova. Also, as you may have noted, Sorin issued a press release moments ago announcing a favorable decision today by the Civil Court of Milan, which rejected the objection of the Italian State’s attorney, thus allowing our merger transaction to move forward. This decision follows a hearing on the objection conducted by the Court on Monday of this week.

The proposed executive leadership team of LivaNova has been identified and announced. The leaders are in the process of forming their teams for each of the functions. Also, the S-4 became effective yesterday on August 19, 2015, and a date of the special stockholders meeting of Cyberonics has been set for September 22. Assuming stockholder approval of the merger, this will be followed by several legal steps associated with the London Stock Exchange listing and other matters.

We expect the closing will occur, and that LivaNova will commence trading in the fourth quarter of 2015. Overall, the Cyberonics team is making good progress on all key objectives.

I’ll now turn the call over to Rohan for an update.

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Thanks, Dan. As Dan outlined, the AspireSR generator has now been successfully launched in the US during the last two months of the recently completed quarter. Utilizing the experience from our European launch and the anticipatory training conducted in early May, the roll-up to date has been extremely well-received and accepted by customers.

Nearly half of our ordering accounts have taken delivery of the newest product offering, and some have already placed additional orders. We sold more than 1,000 AspireSR units in the first quarter, representing 38% of all units sold during the quarter, and approximately 50% of the total units sold since the launch.

Also of importance, our estimates suggest that the number of new patient implants rebounded this quarter. We are happy to bring the benefits of VNS therapy to approximately 1,000 new patients each quarter. We expect that the AspireSR generator will continue to drive sales increases.

Our international business has continued the expansion seen over the last five years, with unit growth of 15% and constant currency growth of approximately 11%. AspireSR generators accounted for 27% of all international units sold during the quarter, up from 23% in the preceding quarter. There are many individual markets available for AspireSR launch, once specific approvals are obtained and assuming adequate reimbursement.

Now turning to our CHF progress. We are creating a CHF-specific sales and marketing team in Europe. The team has made solid progress on the initial introduction of this important therapy to the large potential market for CHF patients.  Our initial efforts have focused on identifying and educating customers, setting up a registry, and establishing reimbursement. We are pleased with our progress.

Greg will now take us through a discussion of our financial results in more detail. Greg?

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Thank you, Rohan. Product sales in the first quarter of fiscal 2016 were a record $81 million, representing growth of 12.5% over the first quarter of the prior year, and growth of approximately 14% on a constant currency basis. US unit sales increased by 6.6% over the first quarter of fiscal 2015 to a record 2,664 units.

Generator average selling price grew by 10% this quarter and resulted in an overall increase in US product revenue of 15.1% for the first quarter. International unit sales increased by 14.6% to 1,173 units and constant currency revenue increased by 11%. Foreign currency movements,  when compared to the first quarter of last fiscal year, had a significant negative impact on international revenue for this quarter of approximately $1.4 million.

With respect to US lead sales, quarter-to-quarter variations will occur for a variety of reasons and may not be indicative of underlying activity. For example, physicians replace some leads each quarter. For the first quarter of fiscal 2016, US lead sales were 1,152 compared with 1,170 in the previous year, a decrease of 1.5%. We do not believe this to be indicative of trends and underlying new patient activity.

The trailing four-quarter rate of decline in US leads was 2.6%. For fiscal year 2016, although we did not provide guidance on the growth for US replacements, our estimate is that growth will continue to be approximately in the mid-single-digit range.

As Rohan Hoare previously mentioned, AspireSR generators accounted for 38% of US unit sales in the most recent quarter, with AspireHC generators accounting for 22% and Demipulse generators accounting for 32%. Internationally, AspireSR generator unit sales accounted for 27% of all international sales, and AspireHC generators accounted for 8% of unit sales.

The reported gross profit of 88.4% in the first quarter was in line with remarks made on our last call. The lower number this quarter primarily resulted from costs arising from the rapid adoption of the AspireSR generator in the US. In particular, the associated royalties and specific tablet programmer required for this product. Also affecting gross profit were the costs of the early stages of production in Costa Rica, although it should be noted that our adjusted effective tax rate of 32% already reflects some benefit from the Costa Rica facility.

For the first quarter of fiscal 2016, adjusted operating income was $27.8 million or 34% of sales, an increase of 26.4% compared to the $22 million or 30.6% of sales in the first quarter of fiscal 2015. Adjusted operating expenses were higher than the expenses of the last quarter of fiscal 2015, primarily due to higher selling and compensation expenses, partially offset by lower research and development spending. That research and development spending was 12.4% of revenue for the quarter.

Earnings before interest, depreciation, amortization, equity compensation expense, merger expenses and other adjustments, totaled $32.4 million for the first quarter of fiscal 2016, an increase of 19.7% over the comparable period of fiscal 2015. Reported numbers include the impairment of the value of our investment in cerbomed, which has recently raised capital at a lower price. This impairment has been excluded from non-GAAP comparisons.

Except for repurchases to affect tax-related vesting, no stock repurchases occurred in the quarter, and the number of shares included in the diluted earnings-per-share calculation totaled $26.2 million. 2.6% lower than in the first quarter of the prior year. Adjusted income from diluted share of $0.72 increased by 35.8% compared to an adjusted $0.53 per share in the first quarter of fiscal 2015.

Our balance sheet remains strong. Stockholders equity is approximately $293 million. We have $169 million in cash and short-term investments, and no interest-bearing debt.

We will now open up the call for questions. Operator, first question, please.

QUESTIONS  AND  ANSWERS

Operator

(Operator Instructions). Raj Denhoy,  Jefferies.

Raj Denhoy - Jefferies LLC - Analyst

I wonder if I could ask about the new patient number? I know you’ve always cautioned us from using the lead number as a proxy for that, but we still do. And it was still down a bit in the quarter. And I’m curious if you could maybe give a little more perspective around that, particularly given all the positive commentary around SR.

Are there any other things you can point to that would suggest that the new patient number  has actually rebounded, more than the lead number would suggest?

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Raj, I think as you know, we have always cautioned about using the lead number. Our internal estimates on new patient implants for the quarter suggest a higher number, especially with relative to lead sales. We can only attribute that really to differences in lead inventory at the hospitals.

I think most of the other metrics remain fairly constant. But that’s -- the internal estimates are relatively good. And I would say that we feel confident with the statement that new patients rebounded this quarter.

Raj Denhoy - Jefferies LLC - Analyst

Okay. And then just explain that a bit more. I mean, in terms of where those new patients are coming from, is it SR that is leading more clinicians to perhaps prescribe the therapy finally? Is there something else that may have changed that has sort of led to this rebound after several quarters of being not so good?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Raj, this is Rohan. I think the short answer is yes, AspireSR had a significant contribution to it. And really, consistent with our past launches, AspireSR has increased our ASP, demonstrating that the customers are willing to pay more for the product. But they also have been engaging physicians who have traditionally questioned VNS or have been on the fence with regards to it.

So we are seeing a broader engagement  of our customer base, and we are seeing a lot of excitement and activity around AspireSR. So we certainly believe it has a contributory component to the increase in sales this quarter.

Raj Denhoy - Jefferies LLC - Analyst

Okay. That’s helpful. And just I guess lastly in terms of heart failure, I don’t believe you gave any updates with the clinical path in the United States. Is there anything that you can update us on that, in terms of discussions with the FDA or plans here?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Yes. I think we continue to gather clinical evidence around the world through the extension of the Anthem  HF trial, and also the HFpEF trial. But plans specific to the US, we are not in discussions with FDA yet.

Raj Denhoy - Jefferies LLC - Analyst

Okay. And then you mentioned in Europe you’ve formed a salesforce. Are you generating any sales at this point, though, in Europe? Or is it still too early for that as well?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

No. We’ve -- we announced at the -- our last quarterly call, our first commercial implants. And so, yes, we are in the process of early generation.

Raj Denhoy - Jefferies LLC - Analyst

But no -- nothing you’re willing to share in terms of numbers or anything at this point?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

No, we are not going to share numbers at this point.

Raj Denhoy - Jefferies LLC - Analyst

Okay, helpful. Thank you.

Operator

Margaret  Kaczor, William Blair.

Scott Schaefer - William Blair & Company - Analyst

This is actually Scott Schaefer in for Margaret. I wanted to ask question on US ASPs. You said they were up 10% in the quarter versus a year ago. How much of that was due to the mix from SR? And was other product pricing favorable  as well? And then staying with SR, how durable was that ASP premium throughout the quarter? Was it consistent? Or do you see any pressures?

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Yes. In answer  to the first part of your question, we have consistently taken a price increase at the beginning of each calendar year of approximately 3% across our entire product range. So, clearly, some of the ASP increase in US generators was attributable to that. The balance really was attributable to the premium that AspireSR was placed on the market in our list price and so on. So, probably around two-thirds, a little more of the ASP increase was attributable to AspireSR.

Scott Schaefer - William Blair & Company - Analyst

Okay, great. And then moving to heart failure  and VITARIA in Europe, I understand it’s early days, but if in your early experience, how is the device competing with competitive devices in Europe? And is there a number of accounts or countries that you’re looking to penetrate into each quarter? I guess where are we with that? Just trying to get a better feel for the rollout over there.

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Yes. First on the question of competitive devices, this is a new emerging market, so there’s not a lot of device activity there for VNS therapy  for chronic heart failure. So we are pretty much the pioneers here, although there is another device approved. I think we are the first to really be commercializing the product.

And, as we said in the past, our commercial plan here would not be to go broad and try to be all things to all markets. We’re going to build this one market at a time, one account at a time. So we’ve been identifying customers and accounts who are the -- we consider to be the best, to be the earlier adopters of this technology. There’s a lot of education that comes along with it.

And then working on continuing to gather additional clinical results, including setting up a registry. And beyond that, the big piece is obviously the reimbursement, which will also be market-by-market and, to some degree, account-by-account. So we are going in a measured -- we are using a measured approach to introduce the product. And hopefully, over time, it will be throughout Europe and into the US, but it’s one market at a time at this point.

Scott Schaefer - William Blair & Company - Analyst

Great, helpful. Thanks.

Operator

Charles Haff, Craig-Hallum.

Charles Haff - Craig-Hallum Capital Group - Analyst

Thanks for taking my questions and congratulations on a great quarter. Question for you about the reimbursement, following up on the previous questioner. Rohan, you mentioned that there was reimbursement progress in CHF in the EU. I wonder if you could give us a little more detail on that and where you’re seeing the progress?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Sure. Reimbursement for CHF really is, as Dan said, a country-by-country event. And in the initial launch regions that we are going to, we are making progress getting reimbursement in the countries that we are seeking, and then also in the accounts,  as they get specific payment reimbursement. So, we are not going to go into tremendous details here on where we are going, but we are pleased with making progress on those reimbursement matters.

Charles Haff - Craig-Hallum Capital Group - Analyst

And would you be willing to share if you’ve had reimbursement in the UK yet?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

We are not in the UK yet. We are starting in Germany. And that’s our first market and that’s where we are making some reimbursement progress. But again, I want to caution that this is literally -- will be country-by-country, and more specifically, account-by-account, payor-by-payor.

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay. And then on Japan, I wondered if you could give us an update on how sales are going in Japan?

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Yes, Charles. I think consistent with what we said on the last call, we’ve made good progress in Japan over the last year or so. It’s clearly not yet at the level we would like. Our first employee, direct employee, has been in-country for about three months now, three or four months.

So it’s consistent with our plans for the year, and I think we continue to make some progress. We will be focused on trying to get AspireSR approved in that market as soon as we possibly can. And that’s a mission will be made fairly shortly, I believe.

And so I think we continue to be optimistic we can make good progress. I would also add that, of course, our merger partner has very significant operations in Japan, and we have delivered some of those on a go-forward basis.

Charles Haff - Craig-Hallum Capital Group - Analyst

Okay. And then two more quick and then I’ll jump back in the queue. Do you have an estimate for what replacement growth was in the quarter? And also depression units? Thank you.

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

Yes, Charles. I think, with what I said on the call that, on a general basis, our replacement growth continues to be approximately in the mid-single-digit range, when you look at it. And our depression units were 35 for the quarter.

Charles Haff - Craig-Hallum Capital Group - Analyst

Thank you.

Greg Browne - Cyberonics, Inc. - SVP of Finance and CFO

You’re welcome.

Operator

Steve Brozak, WBB.

Steve Brozak - WBB Securities - Analyst

Just two quick questions, seemingly that most everything has been asked already. One, in Europe, obviously you’re going in there with different sets of expectations. Specifically, how can you give us some feedback on the clinicians? Because obviously they know that there has been a track record and there’s been experience, but what is the level of understanding of the technology of mechanism of action?

And also, can you give us some feedback on what the previous therapies and how unsatisfactory they have been? And one follow-up question after that, please.

Dan Moore - Cyberonics, Inc. - President and CEO

And Steve, I -- this is Dan. I interpret your question to be around chronic heart failure?

Steve Brozak - WBB Securities - Analyst

Yes, that’s right.

Dan Moore - Cyberonics, Inc. - President and CEO

Yes. And part of us putting together a specific salesforce is along the themes that you’re talking about, the need to provide education. I mean, physicians -- heart failure has been around for a long time. As we know, it’s a devastating condition; affects a lot of people around the world.

And Bruce KenKnight and his team, when they came to Cyberonics and started working on this project, started not only with taking hardware and software and devices, but also started back in the animal models. And part of that was understanding mechanism of action. So I think there’s a lot of work done by us and others that allow that information to be communicated effectively to physicians.

That’s not done by epilepsy reps; that’s done by reps who understand heart failure. So, the clinicians do expect to have that information. But given their knowledge of heart failure, they pick it up pretty quickly. And that mechanism of action is not only supported by animal trials but also the clinical trials as well.

Steve Brozak - WBB Securities - Analyst

Okay. That’s -- that is obviously the right answer. Coming back to a more -- how should I put it? -- a more seasoned item, refractory depression. Can you give us anything along those lines? Or what are you seeing as far as physicians -- specifically here in the United States, because obviously they’ve had the longest period of time -- what are you seeing as far as queries and questions, and any kind of clarity on that? And I’ll hop back in the queue. Thank you.

Dan Moore - Cyberonics, Inc. - President and CEO

So, Steve, I think you know, at the end of the day, we’re here to build shareholder value. We do that by increasing revenues. And if we want to go the ultimate measurement here -- I think it was Charles who asked the question about how many TRD implants, and this quarter, it was 35.

So if we think about our overall revenues and that helping to drive shareholder value, there’s not a huge amount there of revenue potential, no matter what the physicians would like to do. And that’s largely around reimbursement.  So we are happy for those 35 patients who were able to get TRD devices this quarter, but it’s a very different number than the 3,000 or more epilepsy devices we sell in a quarter.

Steve Brozak - WBB Securities - Analyst

No, understand that. Thank you, gents.

Rohan Hoare - Cyberonics, Inc. - SVP and COO

Thank you.

Operator

(Operator Instructions).  Jason Mills, Canaccord Genuity.

Jeff Chu - Canaccord Genuity - Analyst

This is actually Jeff Chu filling in for Jason. Can you hear me okay? Great. Dan, I wanted to focus on the US market for a moment. I believe you talked about the headwinds at this stage in the US market over the past four or five quarters. And I believe in the last call, you had mentioned your expectation that these headwinds will or have moderated somewhat.

Wondering, could you provide some more detail on where or why you’re seeing reduction in these headwinds? I understand AspireSR, you’re re-engaging -- patients are re-engaging with physicians. I wonder if you’re seeing any patient changes in usage of other therapies? Any color you could provide is appreciated.

Dan Moore - Cyberonics, Inc. - President and CEO

You know, I think when we look at the headwinds overall, they’re always there to one degree or another, whether that’s another drug being launched, noise around medical marijuana, competitive therapies -- they’re there, but that’s why we have a salesforce out there.

I think if we go back to the overall impact and what we are able to do -- and I know your question is a US question -- but if we look at where we start in growing revenues and getting to over $80 million, that’s another milestone for the Company. And you go a level below that and you say, how do we drive that revenue? Well, a lot of that is from our generator sales.

And if you look at the last six quarters or so, we’ve gone from 3,300 globally to 3,400 to 3,500 to 3,600 to 3,700, upwards of 3,800 generators in the last quarter. We know that drives revenue; we know that drives shareholder value. You go a level below that, and we start thinking about leads and how many patients are we impacting? In the last three quarters, we sold over 2,000 leads a quarter.

And you look at the US and the experience of new patients there -- sure, the growth isn’t consistent the way we want it, but keep in mind that almost every quarter, we are in the neighborhood of 1,000 or more lead sales. So we are impacting -- when you think about relative to other therapies out there, where you hear 10 patients or 100 patients or whatever -- each and every quarter, we are upwards of 1,000 patients in the US, if you’re looking at the lead number, for example.

So, I think it’s important to keep in perspective that the headwinds will always be there. We know the challenges will always be there, but our job is to grow revenue, because we know that will grow shareholder value over time, and to really bring this therapy to as many patients as we can get it to. And 1,000 a quarter, that’s not a number I’m ashamed of.

Jeff Chu - Canaccord Genuity - Analyst

Great. Thank you for that perspective. And just sticking with the US market for a moment here. I’m curious on the feedback you’re hearing from physicians in the US about the SR system. Obviously, it’s been very well-received by customers. And I’m wondering if you’ve heard from any physicians that want to see more data? And if so, where they would like to see more data?

I understand you’re not contemplating a large-scale randomized trial at this point, but wondering if you are thinking about a small-scale study or any physician-initiated studies going forward?

Rohan Hoare - Cyberonics, Inc. - SVP and COO

So, Jason, our physician base has been very excited by the AspireSR product. I think the notion of a closed loop system is very intellectually appealing to this physician community, and a lot of work has been done on that type of closed loop approach historically. Using a heart rate as the biomarker for a closed loop epilepsy detection and stimulation system really simplifies this. And I think it has really sort of engaged our physician community in a very good way over the course of time.

We are in the process of publishing clinical data from our early trial work, and we are confident that will continue to reinforce the messages. But at this point in time, we are engaging with our physicians, having very good conversations. And we see this expanding our market. So we are excited about that.

Dan Moore - Cyberonics, Inc. - President and CEO

Jason, this is Dan. Just to add to that too, I’ve been in the medical device business for over 25 years, and eight years here at Cyberonics. And I think from the time I started, physicians have always asked for more clinical data. That’s good for patients. There’s intellectual and clinical curiosity.

And we’ve got over 1,000 patients -- or 1,000 papers on VNS therapy, and they are still asking for more. And that’s not a bad thing. And I think that will go to SR as well. They want to understand more about the specific benefits around SR, and we think there’s a lot there. So, that’s Gall good.

Jeff Chu - Canaccord Genuity - Analyst

Great. Thank you very much. I’ll get back into queue.

Operator

Scott Bardo, Berenberg.

Scott Bardo - Berenberg Bank - Analyst

Thanks very much for taking my questions. And actually just a technical questions surrounding the merger with Sorin, actually. So I think, as you’ve been continuing through your quarterly call, Sorin has just announced the dismissal of the objection of the Italian State Attorney.

So the question I had really is, I’m very pleased to see you’ve set your shareholder votes date for the 22nd of September. Does this timeframe encapsulate your view that that might be an appeal on -- the decision of the appeal will be available prior to that vote? Or is that date not connected with any bill process, which may take place surrounding this issue? Thanks very much.

Dan Moore - Cyberonics, Inc. - President and CEO

We understand that the Italian government has the right to an appeal within 15 days of the date that it is formally served with the Court’s decision. And then notice -- as noted in Sorin’s press release, Sorin is having ongoing discussions with the Italian authorities regarding this matter, but we don’t know whether the government intends to pursue that appeal or not.

No matter what their actions are, we will continue to take the course we have taken from the beginning, back in February when we announced this transaction, that we will continue to move towards the transaction, because we believe it’s the right thing to do for our shareholders going forward. And the rest of it will play out. There could be an appeal. That appeal may be complete before the 22nd; it may not. We don’t know that yet.

Scott Bardo - Berenberg Bank - Analyst

Great. Thanks very much, Dan.

Dan Moore - Cyberonics, Inc. - President and CEO

You’re welcome.

Operator

Thank you. And at this time, I am showing no further questions. I’d like to turn the call back over to Mr. Dan Moore for any closing remarks.

Dan Moore - Cyberonics, Inc. - President and CEO

Well, thanks, Kat. As mentioned in today’s press release and during this call, we are very pleased with our Q1 results, the launch of AspireSR generator, and the progress with the merger. The Cyberonics team continues to stay focused on our global business, while some of our team prepares for the integration activity in anticipation of the proposed merger with Sorin.

I want to thank the entire global Cyberonics team for their continued efforts to bring the potential life-changing benefits of VNS therapy to additional patients with refractory epilepsy and on to chronic heart failure. And I want to thank you for your interest in Cyberonics. Thanks for listening.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes today’s program. You may all disconnect. Everyone have a great day.

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger transactions involving Cyberonics, Inc. (“Cyberonics”), LivaNova PLC (“LivaNova”) and Sorin S.p.A. (“Sorin”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

LivaNova has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement of Cyberonics that also constitutes a prospectus of LivaNova (the “proxy statement/prospectus”). The registration statement on Form S-4 was decared effective by the SEC on August 19, 2015, and a definitive proxy statement/prospectus will be delivered as required by applicable law. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, LIVANOVA, THE PROPOSED MERGER TRANSACTIONS INVOLVING CYBERONICS, SORIN AND LIVANOVA AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations (for documents to be made available to Cyberonics’ shareholders).

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Participants in the Distribution

Sorin, Cyberonics and LivaNova and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the fiscal year ended on April 24, 2015, as amended from time to time, which is filed with the SEC and can be obtained free of charge from the sources indicated above.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “forecast,” or other similar words.  Statements contained in this communication are based on information presently available to us and assumptions that we believe to be reasonable.  We are not assuming any duty to update this information if those facts change or if we no longer believe the assumptions to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning increasing our epilepsy and heart failure market penetration and sales growth and closing our proposed transactions with Sorin.  Our actual results may differ materially.  Important factors that may cause actual results to differ include, but are not limited to:  continued market acceptance of the VNS Therapy System and sales of our products; the development and satisfactory completion of clinical studies; the achievement of regulatory approval for new products, including use of the VNS Therapy System for the treatment of other indications; satisfactory completion of the post-market registry required by the U.S. Food and Drug Administration as a condition of approval for the treatment-resistant depression indication; adverse changes in coverage or reimbursement amounts by the Centers for Medicare & Medicaid Services, state Medicaid agencies and private insurers; the presence or absence of intellectual property protection and potential patent infringement claims; maintaining compliance with government regulations; product liability claims and potential litigation; reliance on single suppliers and manufacturers for certain components; the accuracy of management’s estimates of future expenses and sales; the potential identification of material weaknesses in our internal controls over financial reporting; and other risks detailed from time to time in our filings with the Securities and Exchange Commission (SEC); and factors relating to our proposed transactions with Sorin, including: the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin and LivaNova to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics, Sorin and LivaNova operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and LivaNova and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.  The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, as amended from time to time, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and LivaNova and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin and LivaNova gives any assurance (1) that any of Cyberonics, Sorin or LivaNova will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.